

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

April 9, 2021

Craig Shore
Chief Financial Officer
InspireMD, Inc.
4 Menorat Hamaor. St.
Tel Aviv, Israel 6744832

> **Re: InspireMD, Inc.**
> **Registration Statement on Form S-3**
> **Filed April 5, 2021**
> **File No. 333-255038**

Dear Mr. Shore:

This is to advise you that we have not reviewed and will not review your registration statement.

Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Please contact Tim Buchmiller at 202-551-3635 or Jordan Metoyer at 202-551-6001 with any questions.

Sincerely,

Division of Corporation Finance
Office of Life Sciences

cc: Mark Selinger, Esq.